As filed with the Securities and Exchange Commission on February 25, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Subject Company (Issuer))

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest

(Title of Class of Securities)

61732N 106

(CUSIP Number of Class of Securities)

Mark Vannoy

Morgan Creek Global Equity Long/Short Institutional Fund

301 West Barbee Chapel Road

Chapel Hill, North Carolina 27517

(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Bibb L. Strench, Esquire

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036

Calculation of Filing Fee

Transaction Value: $3,906,974 (a)	Amount of Filing Fee: $473.52 (b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #1 for Fiscal Year 2019, the filing fee is calculated as the Transaction Valuation multiplied by 0.0001212.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Morgan Creek Global Equity Long/Short Institutional Fund (the “Institutional Fund”), to purchase shares of beneficial interest in the Institutional Fund (“Shares”) or portions thereof in an amount up to 15% of the Institutional Fund’s net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated February 25, 2019 and the related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4(a), 6 and 7 of this Schedule TO.

Item 2. Issuer Information.

(a) The name of the issuer is Morgan Creek Global Equity Long/Short Institutional Fund. The Institutional Fund is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Institutional Fund is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517, and the telephone number is (919) 933-4004.

(b) The title of the securities that are the subject of the Offer is “Shares” or portions thereof in the Institutional Fund. As of the close of business on December 31, 2018 the net asset value of the Institutional Fund was approximately $26,046,497 and the net asset value of Class A Shares and Class I Shares was $132,618 and $25,913,879 respectively. Subject to the conditions set out in the Offer, the Institutional Fund will purchase Shares in an amount up to 15% of the net assets of the Institutional Fund that are tendered and not withdrawn by investors who subscribed for Shares and were admitted to the Institutional Fund (“Shareholders”) as described in the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Agreement and Declaration of Trust of the Institutional Fund dated as of August 23, 2010, and By-Laws of the Institutional Fund as of August 23, 2010 (the “Governing Documents”).

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is Morgan Creek Global Equity Long/Short Institutional Fund. The adviser of the Institutional Fund is Morgan Creek Capital Management, LLC (the “Advisor”). The principal executive office of the Advisor is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517 and the telephone number is (919) 933-4004. The Institutional Fund’s Manager is Mark W. Yusko. His address is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517. The members of the Board of Trustees of the Institutional Fund (“Board of Trustees”) are Mark W. Yusko, Joshua S. Tilley, Michael S. McDonald and Sean S. Moghavem. The address of each member of the Board of Trustees is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

(b)-(d) Not Applicable.

Item 4. Terms of the Transaction.

(a)(1)

(i) Subject to the conditions set out in the Offer, the Institutional Fund is seeking tenders for Shares having an aggregate net asset value on June 28, 2019 not to exceed $ 3,906,974 based on the December 31, 2018 NAV.

(ii) For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on June 28, 2019, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 2019 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase Shares of Beneficial Interest. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit B and Exhibit C, respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii) The Offer is scheduled to expire on 12:00 midnight, Eastern Time, on March 25, 2019, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii) Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix) Reference is hereby made to the Cover Page and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi) Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) The Institutional Fund does not expect affiliates of the Institutional Fund to tender to the Institutional Fund. The Offer is available equally to the Shareholders on the same terms.

(c)-(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The Institutional Fund’s Prospectus dated July 31, 2018 (the “Prospectus”), and the Governing Documents, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees of the Institutional Fund has the discretion to determine whether the Institutional Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Advisor expects that it will recommend to the Board of Trustees that the Institutional Fund purchase Shares from Shareholders four times each year, in March, June, September and December.

The Institutional Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Institutional Fund and the Advisor or any person controlling the Institutional Fund or controlling the Advisor or any member of the Board of Trustees; and (ii) any person, with respect to Shares.

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 “Certain Information About the Institutional Fund” of the Offer to Purchase, which is incorporated herein by reference. None of the Institutional Fund, the Advisor, the Board of Trustees or any person controlling the Institutional Fund or the Advisor has any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Institutional Fund; (2) a purchase, sale or transfer of a material amount of assets of the Institutional Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Institutional Fund; (4) any change in the present Board of Trustees or management of the Institutional Fund, including but not limited to, any plans or proposal to change the number or the term of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Institutional Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) a purchase, sale or transfer of a material amount of assets of the Institutional Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Institutional Fund; or (7) any changes in the Institutional Fund’s Governing Documents or other actions that could impede the acquisition of control of the Institutional Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Institutional Fund.

Item 7. Source and Amount of Funds or Other Considerations.

(a) The Institutional Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 15% of the net assets of the Institutional Fund (unless the Institutional Fund elects to purchase a greater amount as described herein), will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Institutional Fund; and/or (c) possibly borrowings, as described below.

(b)  There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)  Not applicable.

(d)  None of the Institutional Fund, the Advisor or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Institutional Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price.

Item 8. Interest in Securities of Issuer.

(a) Based on December 31, 2018 values, the Advisor owned approximately $147,934 of Shares, representing approximately 0.57% of the outstanding Shares.

(b) There have been no transactions involving Shares that were effected during the past 60 business days by the Institutional Fund, the Advisor, any member of the Board of Trustees or any person controlling the Institutional Fund or the Advisor or controlling any Trustee.

Item 9. Persons/Assets, Retained, Employees, Compensated or Used.

(a) No persons have been employed or retained or are to be compensated by the Institutional Fund to make any solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10. Financial Statements.

(1)  The Institutional Fund’s Annual Audited financial statements, dated March 31, 2018 and filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR on June 8, 2018 and the Institutional Fund’s Annual Audited financial statements, dated March 31, 2017 and filed with the SEC on Form N-CSR on June 9, 2017, are both incorporated by reference.

(2)  The Institutional Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Institutional Fund does not have earnings per share information.

(3)  Not applicable.

(4)  The Institutional Fund's Semi-Annual financial statements for the period ended September 30, 2018 and filed with the SEC on Form N-CSRS on November 27, 2018 and the Institutional Fund’s Semi-Annual financial statements for the period ended September 30, 2017 and filed with the SEC on Form N-CSRS on November 27, 2017, are incorporated by reference.

(b) The Institutional Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Institutional Fund. Thus, income relative to assets may be affected by the Offer.

Item 11. Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	The Offer to Purchase attached hereto as Exhibit B.

Item 12. Exhibits.

A.	Cover Letter to the Offer to Purchase.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Institutional Fund to Shareholder in connection with the Institutional Fund's Acceptance of Tender of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Morgan Creek Global Equity Long/Short Institutional Fund

/s/ Mark B. Vannoy
Name: Mark B. Vannoy
Title: Treasurer

Dated: February 25, 2019

EXHIBIT INDEX

A.	Cover Letter to the Offer to Purchase.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Form of Letter from the Institutional Fund to Shareholder in connection with the Institutional Fund's Acceptance of Tender of Shares.